FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of August 2011

 UNILEVER PLC
(Translation of registrant's name into English)

UNILEVER HOUSE, BLACKFRIARS, LONDON, ENGLAND
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F..X.. Form 40-F.....
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No .X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _______

Exhibit 99 attached hereto is incorporated herein by reference.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

UNILEVER PLC

/S/ T.E. LOVELL By T.E. LOVELL SECRETARY

Date: 4, August 2011

                                         EXHIBIT INDEX
                                         -------------

EXHIBIT NUMBER        EXHIBIT DESCRIPTION
99                                    Notice to London Stock Exchange dated 4 August 2011
                                        2nd Quarter Results 2011

Exhibit 99

2011 FIRST HALF YEAR RESULTS

CONTINUING GOOD PROGRESS DESPITE DIFFICULT MARKETS

First Half Highlights

•	Strong second quarter underlying sales growth 7.1%; first half underlying sales growth 5.7% comprising volume growth 2.2% and price growth 3.5%.
•	Turnover up 4.1% at €22.8 billion with a negative impact from foreign exchange of 1.6%.
•
Underlying operating margin down 20bps; impact of high input cost inflation mitigated by pricing and savings. Stepped-up continuous improvement programmes generated efficiencies in advertising and promotions and led to lower indirect costs.

•	Advertising and promotions expenditure, at around €3 billion, was higher than the second half of 2010 but down 150bps versus the exceptionally high prior year comparator.
•	Fully diluted earnings per share up 10% at €0.77.
•	Integration of Sara Lee brands largely complete and Alberto Culver progressing rapidly. The acquisition of the laundry business in Colombia completed.

Chief Executive Officer

"We are making encouraging progress in the transformation of Unilever to a sustainable growth company. In a tough and volatile environment we have again delivered strong growth. Volumes were robust and in line with the market, despite having taken price increases. This shows the strength of our brands and innovations. Our emerging markets business continues to deliver double digit growth. Performance in Western Europe was also strong in the second quarter so that the half year results reflect the true progress we have been making.

Bigger and better innovation rolled out faster and moving our brands into white spaces continue to be the biggest drivers of growth. We are now striving to go further and faster still. For example Dove Hair Damage Therapy will be in more than 30 markets by the end of the year, Magnum has been rolled out to the United States and Indonesia and the Vaseline Men face range has been launched in South East Asia. We also continue to transform the portfolio with the integration of Sara Lee brands largely complete and Alberto Culver progressing rapidly. The acquisition of the "Fab" laundry brand in Colombia has now been completed.

The recently announced organisational changes are another building block in the transformation of Unilever, enabling us to further drive the virtuous circle of growth. Our priorities remain: profitable volume growth ahead of our markets, steady and sustainable underlying operating margin improvement and strong cash flow. More so than ever, in today's volatile environment, our number one priority is to ensure that our brands are managed for the long term health of the business."

Key financials (unaudited) Current rates	Half Year 2011

Underlying sales growth*	5.7%

Turnover	€22,788m	+4.1%

Operating profit	€3,308m	+8%

Net profit	€2,405m	+9%

Diluted earnings per share	€0.77	+10%

Quarterly Dividend payable in September 2011	€0.225 per share

(*) Underlying sales growth is a constant currency non-GAAP measure, see note 2 on Page 11 for further explanation.                          4 August 2011

OPERATIONAL REVIEW: CATEGORIES

	Second Quarter 2011				Half Year 2011
(unaudited)	Turnover	USG	UVG	UPG	Turnover	USG	UVG	UPG	Change in Underlying Op Margin
	€m	%	%	%	€m	%	%	%	bps
Unilever Total	11,931	7.1	1.9	5.1	22,788	5.7	2.2	3.5	(20)
Personal Care	3,711	5.8	1.3	4.4	7,236	5.5	2.6	2.9	140
Home Care	2,005	7.4	0.9	6.4	4,018	6.7	2.7	3.9	(330)
Savoury, Dressings & Spreads	3,452	7.9	0.9	7.0	6,834	5.0	0.2	4.8	80
Ice Cream & Beverages	2,763	7.6	4.7	2.7	4,700	6.4	4.1	2.2	(140)

Market conditions remain sluggish in the developed economies but emerging markets continue to deliver strong growth.
Our growth accelerated in the second quarter as we successfully balanced volume growth with taking price increases. Our innovation programme continues to underpin our growth as we roll out new products to new markets faster and with greater discipline and rigour in execution. Magnum has been successfully introduced in the United States and Indonesia and is now present in 40 markets. Dove Men+Care is now in 38 markets. Axe/Lynx and Pond's Men facial cleansers have been launched in China. Knorr Stockpots are now available in 31 markets and Domestos in 38 markets.

All categories are managing significant input cost increases which, despite pricing actions and savings initiatives, have not been fully recovered in the first half, leading to overall gross margins lower by 230bps. Advertising and promotions expenditure is down 150bps against the high prior year comparator also reflecting the phasing of    in-market activities, particularly in Personal Care, and the impact of our marketing savings activities. Indirects were also lower, the result of our stepped-up continuous improvement programmes. Underlying operating margin was down 20bps in the first half with earnings per share up 10%.

Personal Care
Deodorants extended its track record of consistent growth with a strong performance from Dove driven by the rollout of Dove Men+Care and the Dove Beauty Finish innovation for women. The Axe Excite variant is proving to be one of the most successful in recent years. The relaunch of Dove Hand & Body lotions has started promisingly in Europe. Skin Cleansing was more mixed with strong growth in Dove Nutrium Moisture, Radox Spa and Lifebuoy offset by generally weaker growth in soap bars following price increases.

Hair saw continuing strong performance from Dove Damage Therapy and Dove Nourishing Oil Care coupled with the impact of the relaunch of Clear in Asia.
The earthquake in Japan caused serious disruption to our local business. The brands are now coming back on stream thanks to the efforts of our people in the region.
Oral benefited from the rollout of premium innovations such as Sensitive Expert, now launched in Europe and Turkey, and Close-Up Fire-Freeze which is being launched in North Africa, Middle East, Vietnam, Pakistan and Brazil and is continuing to do well in India.

The integration of the Sara Lee brands is largely complete with cost synergies on track. We completed the Alberto Culver acquisition in May. The integration is progressing rapidly.

Underlying operating margin improved 140 bps with lower gross margins more than offset by reduced indirects and advertising and promotions.

Home Care
Underlying sales growth has strengthened with the balance moving more towards price to help cover significantly higher commodity costs. For the most part the competition was lower on pricing but our strong innovation programme, including the new improved Small & Mighty range of fabric liquids, is helping us maintain positive volume momentum. Fabric Conditioners continue to grow consistently with the continuing extension of Comfort into new markets, including Australia and New Zealand.

Household Cleaning results were solid with double digit growth in Sunlight dishwash liquids and a good performance by Domestos driven by the UK toilet cleaning system campaign.

Home Care underlying operating margin declined 330bps reflecting the impact of higher input costs not fully mitigated by price increases and savings.

Savoury, Dressings and Spreads
Savoury grew in both volume and price helped by a strong performance in the emerging markets. The Knorr jelly bouillon continues to drive growth with the launch of Bouillon Pur in Germany and the extension into affordable sachets in China. The Knorr Season and Shake baking bags and PF Chang's restaurant quality frozen meals continue to grow strongly.

In the second quarter we saw volumes recovering in Spreads as markets stabilised at higher price levels. Flora Pro.Activ Buttery is performing ahead of expectations and liquid margarines continue to do well. Rama Irresistible has achieved target distribution and advertising has commenced. Dressings was also impacted by the need to increase prices but we maintained volume growth through the campaigns to encourage new and innovative uses of Hellmann's. These are encouraging signs that the new strategy to "win differently" is delivering benefits.

Underlying operating margin improved by 80bps, driven by indirects savings and lower advertising and promotions.

Ice Cream and Beverages
Ice Cream delivered a strong performance driven by the launch of Magnum in the United States and Indonesia, good weather in northern Europe, successful innovations such as Breyer's Blast in the US and Max in Europe and strong market development activities. Ben & Jerry's did well globally. Highlights were the Cococutterly Fair Trade variant in Europe and Red Velvet cake in the United States. Café Zero has been launched in Spain, Greece and Benelux following the success in Italy.

Tea performance was held back by declines in Japan but reflected strong shares in the UK, France and the good performance of Brooke Bond Red Label in India. The new innovations Lipton Sun Tea and Lipton Green Tea are both performing strongly. Soy and fruit drinks in emerging markets continue to deliver double digit growth.

Underlying operating margin was down 140bps mainly reflecting lower gross margins.

OPERATIONAL REVIEW: REGIONS

	Second Quarter 2011				Half Year 2011
(unaudited)	Turnover	USG	UVG	UPG	Turnover	USG	UVG	UPG	Change in Underlying Op Margin
	€m	%	%	%	€m	%	%	%	bps
Unilever Total	11,931	7.1	1.9	5.1	22,788	5.7	2.2	3.5	(20)
Asia Africa CEE	4,776	9.2	3.3	5.7	9,316	9.0	5.0	3.8	(90)
The Americas	3,783	6.4	(0.6)	7.0	7,368	5.3	0.3	5.0	20
Western Europe	3,372	4.8	2.9	1.8	6,104	1.3	0.2	1.1	50

Asia Africa CEE
The region continued to grow ahead of the markets in the second quarter despite the impact of increased competitive activity. This good growth was delivered in spite of the Japanese earthquake and uncertainty in the Middle East. In the half year, China and India delivered double digit underlying sales growth, driven by strong volume growth. South East Asia also delivered broad-based strong growth and elsewhere we saw notably good performances from Egypt, particularly in the second quarter, and South Africa. CEE growth, including Russia, improved in the second quarter after a weak start to the year.

Underlying operating margin down 90bps in the first half reflects the action taken to ensure our brands stay competitive in the environment of exceptional commodity cost increases. The roll out of the regional IT platform continues to make good progress.

The Americas
Underlying sales growth in North America was low single digit in the half year, reflecting the impact of price increases and competitive dynamics. Growth picked up in the second quarter with an improved performance from savoury, dressings and spreads. Latin America grew at just under 10% with Argentina and Mexico performing particularly well. Second quarter performance in Brazil was constrained by actions taken to reduce trade stocks.

Underlying operating margin, up 20bps in the half year, reflects lower gross margins offset by lower advertising and promotions expenditure linked to the timing of our innovation programme and lower indirects.

Western Europe
The markets remain challenging. The first half results taken as a whole reflect the underlying performance of the business with volumes broadly stable. In the second quarter we delivered robust, well-balanced growth assisted by the late Easter. There were notably good performances from Germany and France in the second quarter whilst Spain and Greece both showed improved performance, delivering positive volume growth and price growth.

Underlying operating margin increased 50bps, reflecting reduced advertising and promotions expenditure.

ADDITIONAL COMMENTARY ON THE FINANCIAL STATEMENTS - FIRST HALF YEAR

Finance costs and tax

The cost of financing net borrowings was €195 million; €19 million lower than last year. This reflects the impact of currencies, repayment of high cost debt and better returns from our cash balances. The interest rate on borrowings was 3.8% and on cash deposits was 2.3%. There was a credit for pensions financing of €30 million, which is higher than the prior year credit of €8 million.

The effective tax rate for the first half was 26.1%, broadly in line with the last year's rate of 26.3%.

Joint ventures, associates and other income from non-current investments

Net profit from joint ventures and associates, together with other income from non-current investments contributed €87 million in first half 2011 compared to €116 million in the previous year. This in part reflects the lower income following the partial redemption of a portion of the preferred shares that had been held as consideration for the sale of Unilever's US laundry business.

Restructuring and one-off items

Restructuring in the first half year was around 110bps of turnover, at €242 million. This reflects continued action being taken to make the business fit to compete in the current environment. Acquisition and integration costs (including restructuring) associated with Sara Lee and Alberto Culver was €101 million.

The first half results included a credit of €147 million relating to changes already made to the UK pension fund, reducing benefits, mainly for former employees, which were at the discretion of the company.

Earnings per share

Fully diluted earnings per share at €0.77 for the first half was 10% higher than the same period in 2010. The principal drivers were improved underlying profit and disposals, with lower interest and pension costs also contributing to the higher earnings.

Core earnings per share, calculated before the impact of disposals, impairments, acquisition and integration costs and other one-off items, increased by 3%.

Cash Flow and Net Debt

Net cash flow from operating activities during the first half was €1.9 billion. Higher operating profits were offset by working capital increases. However, we continued to maintain a negative net working capital.

Net capital expenditure was €906 million representing 4.0% of turnover. This primarily reflects the investment required to support the strong volume growth of the business in emerging markets, for example the new deodorants factory recently opened in Mexico.

Free cash flow was €804 million.

Net debt was €8.1 billion versus €6.7 billion at the start of the year. The €1.4 billion increase in net debt is explained by outflows from acquisitions and disposals of €1.4 billion and payment of dividends of €1.3 billion offset by free cash flow of €0.8 billion and the favourable impact of exchange rates amounting to €0.5 billion.

Pensions

The net pension deficit was €1.5 billion at the end of the first half, down from €2.1 billion at the end of 2010. This is mainly due to the impact of higher corporate bond rates on the calculation of the pension liabilities as well as good asset returns over the half year.

Unilever N.V. Preference Shares

Following the cancellation of the 4% preference shares in August 2010 we have reached an agreement with AEGON for the purchase of their 6% and 7% preference shares. It is our intention to launch a public offer to extend the terms agreed with AEGON to all other holders of the NV preference shares. This is subject to approval by the shareholders of Unilever N.V. at an Extraordinary General Meeting, to be held in Rotterdam on 16th September 2011. If all holders were to accept these terms the maximum value of the offer for the shares would be €157 million.

Principal Risk Factors

On pages 33 to 37 of our 2010 Report and Accounts we set out our assessment of the principal risk issues that would face the business through 2011 under the headings: economic; markets; brands and innovation; customer; financial/treasury; consumer safety and sustainability; operations; people and talent; legal and regulatory; integration of acquisitions, restructuring and change management; and other risks. In our view, the nature and potential impact of such risks remain essentially unchanged as regards our performance over the second half of 2011.

Compliance with laws and regulation is of key importance for Unilever. Our Code of Business Principles and related policies underlie our everyday operations in Unilever and provide the foundation for our compliance activities.  These compliance activities, which we continue to reinforce and enhance on an ongoing basis, include both training and processes and procedures in areas such as anti-bribery and competition law.

Other Information

This  document represents Unilever's half-yearly report for the purposes of the Disclosure and Transparency Rules (DTR) issued by the UK Financial Services Authority (DTR 4.2) and the Dutch Act on Financial Supervision, section 5:25d (8)/(9) (Half-yearly financial reports). In this context: (i) the condensed set of financial statements can be found on pages 7 to 18; (ii) pages 2 to 6 comprise the interim management report; and (iii) the Directors' responsibility statement can be found on page 18. No material related parties transactions have taken place in the first six months of the year.

CAUTIONARY STATEMENT

This announcement may contain forward-looking statements, including 'forward-looking statements' within the meaning of the United States Private Securities Litigation Reform Act of 1995. Words such as 'expects', 'anticipates', 'intends', 'believes' or the negative of these terms and other similar expressions of future performance or results, and their negatives, are intended to identify such forward-looking statements. These forward-looking statements are based upon current expectations and assumptions regarding anticipated developments and other factors affecting the Group. They are not historical facts, nor are they guarantees of future performance.

Because these forward-looking statements involve risks and uncertainties, there are important factors that could cause actual results to differ materially from those expressed or implied by these forward-looking statements, including, among others, competitive pricing and activities, economic slowdown, industry consolidation, access to credit markets, recruitment levels, reputational risks, commodity prices, continued availability of raw materials, prioritisation of projects, consumption levels, costs, the ability to maintain and manage key customer relationships and supply chain sources, consumer demands, currency values, interest rates, the ability to integrate acquisitions and complete planned divestitures, the ability to complete planned restructuring activities, physical risks, environmental risks, the ability to manage regulatory, tax and legal matters and resolve pending matters within current estimates, legislative, fiscal and regulatory developments, political, economic and social conditions in the geographic markets where the Group operates and new or changed priorities of the Boards. Further details of potential risks and uncertainties affecting the Group are described in the Group's filings with the London Stock Exchange, Euronext Amsterdam and the US Securities and Exchange Commission, including the Group's Annual Report on Form 20-F for the year ended 31 December 2010. These forward-looking statements speak only as of the date of this document. Except as required by any applicable law or regulation, the Group expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Group's expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based
.

ENQUIRIES

Media: Media Relations Team

UK +44 20 7822 6010     trevor.gorin@unilever.com
or   +44 20 7822 5354     lucila.zambrano@unilever.com
      +44 13 7294 5925     paul.matthews@unilever.com
NL  +31 10 217 4844       flip.dotsch@unilever.com

Investors: Investor Relations Team +44 20 7822 6830 investor.relations@unilever.com

There will be a web cast of the results presentation available at:
www.unilever.com/ourcompany/investorcentre/results/quarterlyresults/default.asp

INCOME STATEMENT
(unaudited)

€ million	Half Year
	2011	2010	Increase/ (Decrease)
			Current rates	Constant rates
Turnover	22,788	21,895	4.1%	5.7%

Operating profit	3,308	3,066	8%	9%

Restructuring, business disposals, impairments and other one-off items	(48)	(204)
Underlying operating profit	3,356	3,270	3%	4%

Net finance costs	(165)	(206)
Finance income	42	41
Finance costs	(237)	(255)
Pensions and similar obligations	30	8

Share in net profit/(loss) of joint ventures and associates	64	63
Other income from non-current investments	23	53

Profit before taxation	3,230	2,976	9%	10%

Taxation	(825)	(767)

Net profit	2,405	2,209	9%	10%

Attributable to:
Non-controlling interests	170	174
Shareholders' equity	2,235	2,035	10%	11%

Combined earnings per share
Basic earnings per share (€)	0.79	0.72	10%	11%
Diluted earnings per share (€)	0.77	0.70	10%	11%

STATEMENT OF COMPREHENSIVE INCOME
(unaudited)

€ million	Half Year
	2011	2010
Net profit	2,405	2,209

Other comprehensive income
Fair value gains/(losses) on financial instruments net of tax	(57)	(68)
Actuarial gains/(losses) on pension schemes net of tax	95	(935)
Currency retranslation gains/(losses) net of tax	(270)	444

Total comprehensive income	2,173	1,650

Attributable to:
Non-controlling interests	132	253
Shareholders' equity	2,041	1,397

STATEMENT OF CHANGES IN EQUITY
(unaudited)

€ million	Half Year
	2011	2010
Equity at 1 January	15,078	12,536
Total comprehensive income for the period	2,173	1,650
Dividends on ordinary capital	(1,221)	(1,134)
Movement in treasury stock	(43)	(2)
Share-based payment credit	66	74
Dividends paid to non-controlling interests	(93)	(88)
Currency retranslation gains/(losses) net of tax	(10)	12
Other movements in equity	(94)	32
Equity at the end of the period	15,856	13,080

CASH FLOW STATEMENT
(unaudited)

€ million	Half Year
	2011	2010

Cash flow from operating activities	2,423	2,809

Income tax paid	(552)	(572)

Net cash flow from operating activities	1,871	2,237

Interest received	43	33
Net capital expenditure	(906)	(753)
Acquisitions and disposals	(1,381)	70
Other investing activities	(43)	740

Net cash flow (used in)/from investing activities	(2,287)	90

Dividends paid on ordinary share capital	(1,220)	(1,148)
Interest and preference dividends paid	(204)	(257)
Change in financial liabilities	1,695	(289)
Other movements on treasury stock	(48)	8
Other financing activities	(208)	(87)

Net cash flow (used in)/from financing activities	15	(1,773)

Net increase/(decrease) in cash and cash equivalents	(401)	554

Cash and cash equivalents at the beginning of the period	1,966	2,397

Effect of foreign exchange rate changes	161	(201)

Cash and cash equivalents at the end of the period	1,726	2,750

BALANCE SHEET
(unaudited)

€ million	As at 30 June 2011	As at 31 December 2010	As at 30 June 2010

Goodwill	14,133	13,116	13,371
Intangible assets	6,124	5,090	5,031
Property, plant and equipment	8,018	7,854	7,504
Pension asset for funded schemes in surplus	1,130	910	536
Deferred tax assets	235	607	1,045
Other non-current assets	1,041	1,034	1,106
Total non-current assets	30,681	28,611	28,593

Inventories	4,633	4,309	4,398
Trade and other current receivables	5,421	4,135	4,922
Current tax assets	231	298	125
Cash and cash equivalents	2,332	2,316	3,105
Other financial assets	568	550	415
Non-current assets held for sale	169	921	398
Total current assets	13,354	12,529	13,363

Financial liabilities	(3,153)	(2,276)	(2,895)
Trade payables and other current liabilities	(10,849)	(10,226)	(10,336)
Current tax liabilities	(650)	(639)	(534)
Provisions	(395)	(408)	(312)
Liabilities associated with assets held for sale	(32)	(30)	(21)
Total current liabilities	(15,079)	(13,579)	(14,098)
Net current assets/(liabilities)	(1,725)	(1,050)	(735)

Total assets less current liabilities	28,956	27,561	27,858

Financial liabilities due after one year	7,852	7,258	8,188
Non-current tax liabilities	200	184	153
Pensions and post-retirement healthcare liabilities:
Funded schemes in deficit	932	1,081	2,428
Unfunded schemes	1,746	1,899	2,061
Provisions	887	886	848
Deferred tax liabilities	1,219	880	807
Other non-current liabilities	264	295	293
Total non-current liabilities	13,100	12,483	14,778

Shareholders' equity	15,275	14,485	12,428
Non-controlling interests	581	593	652
Total equity	15,856	15,078	13,080

Total capital employed	28,956	27,561	27,858

NOTES TO THE FINANCIAL STATEMENTS
(unaudited)

1     ACCOUNTING INFORMATION AND POLICIES

The condensed interim financial statements are based on International Financial Reporting Standards (IFRS) as adopted by the EU and IFRS as issued by the International Accounting Standards Board. The accounting policies and methods of computation are consistent with the year ended 31 December 2010 and are in compliance with IAS 34 'Interim Financial reporting'.

The Group has considerable financial resources together with established business relationships with many customers and suppliers in countries throughout the world. As a consequence, the Directors believe that the Group is well placed to manage its business risks successfully.

After making enquiries, the Directors have a reasonable expectation that the Group has adequate resources to continue in operational existence for the foreseeable future. Accordingly, they continue to adopt the going concern basis in preparing the half year financial statements.

The condensed interim financial statements are shown at current exchange rates, while percentage year-on-year changes are shown at both current and constant exchange rates to facilitate comparison. The income statement on page 7, the statements of comprehensive income and changes in equity on page 8, the cash flow statement on page 9, and the analysis of free cash flow on page 14 are translated at exchange rates current in each period. The balance sheet on page 10 and the analysis of net debt on page 15 are translated at period-end rates of exchange.

The financial statements attached do not constitute the full financial statements within the meaning of Section 434 of the UK Companies Act 2006. Full accounts for Unilever for the year ended 31 December 2010 have been delivered to the Registrar of Companies.  The auditors' reports on these accounts were unqualified and did not contain a statement under Section 498 (2) or Section 498 (3) of the UK Companies Act 2006.

2     NON-GAAP MEASURES

In our financial reporting we use certain measures that are not recognised under IFRS or other generally accepted accounting principles (GAAP). We do this because we believe that these measures are useful to investors and other users of our financial statements in helping them to understand underlying business performance. Wherever we use such measures, we make clear that these are not intended as a substitute for recognised GAAP measures. Wherever appropriate and practical, we provide reconciliations to relevant GAAP measures.

Unilever uses 'constant rate' and 'underlying' measures primarily for internal performance analysis and targeting purposes.

The principal non-GAAP measure which we apply in our reporting is underlying sales growth, which we reconcile to changes in the GAAP measure turnover in notes 4 and 5. Underlying sales growth (abbreviated to 'USG' or 'growth') reports turnover growth at constant exchange rates, excluding the effects of acquisitions and disposals. Turnover includes the impact of exchange rates, acquisitions and disposals.

We also comment on underlying trends in operating margin before the impact of restructuring, business disposals, impairments and other one-off items, which we collectively term RDIs, on the grounds that the incidence of these items is uneven between reporting periods. Further detail on RDIs can be found in note 3. Core EPS is discussed on page 4 and in note 10, where net profit attributable to shareholders' equity is adjusted to eliminate the post tax impact of  business disposals, impairments, acquisition and integration costs and other one-off items. Further detail on the items eliminated can be found  in note 3. We also discuss free cash flow, which we reconcile in note 8 to the amounts in the cash flow statement, and net debt, which we reconcile in note 9 to the amounts reported in our balance sheet and cash flow statement.

3     SIGNIFICANT ITEMS WITHIN THE INCOME STATEMENT

In our income statement reporting we recognise restructuring costs, profits and losses on business disposals, impairments and other one-off items, which we collectively term RDIs.  We disclose on the face of our income statement the total value of such items that arise within operating profit.

€ million	Half Year
	2011	2010
RDIs within operating profit:
Restructuring	(242)	(253)
Business disposals	144	49
Acquisition and integration costs	(101)	-
Impairments and other one-off items	151	-
Total RDIs within operating profit	(48)	(204)

4     SEGMENT INFORMATION - CATEGORIES

Second Quarter € million	Personal Care	Home Care	Savoury Dressings and Spreads	Ice Cream and Beverages	Total

Turnover
2010	3,569	1,973	3,514	2,696	11,752
2011	3,711	2,005	3,452	2,763	11,931
Change	4.0%	1.6%	(1.7)%	2.5%	1.5%
Impact of:
Exchange rates	(6.9)%	(5.8)%	(4.4)%	(5.0)%	(5.6)%
Acquisitions	5.9%	0.9%	0.1%	0.5%	2.1%
Disposals	(0.3)%	(0.4)%	(4.9)%	(0.2)%	(1.7)%

Underlying sales growth	5.8%	7.4%	7.9%	7.6%	7.1%
Price	4.4%	6.4%	7.0%	2.7%	5.1%
Volume	1.3%	0.9%	0.9%	4.7%	1.9%

Half Year € million	Personal Care	Home Care	Savoury Dressings and Spreads	Ice Cream and Beverages	Total

Turnover
2010	6,700	3,791	6,910	4,494	21,895
2011	7,236	4,018	6,834	4,700	22,788
Change	8.0%	6.0%	(1.1)%	4.6%	4.1%
Impact of:
Exchange rates	(2.0)%	(1.4)%	(1.0)%	(1.7)%	(1.6)%
Acquisitions	4.6%	1.0%	0.1%	0.4%	1.7%
Disposals	(0.2)%	(0.2)%	(4.9)%	(0.3)%	(1.7)%

Underlying sales growth	5.5%	6.7%	5.0%	6.4%	5.7%
Price	2.9%	3.9%	4.8%	2.2%	3.5%
Volume	2.6%	2.7%	0.2%	4.1%	2.2%

Operating profit
2010	1,082	316	1,142	526	3,066
2011	1,216	215	1,384	493	3,308

Underlying operating profit
2010	1,144	352	1,217	557	3,270
2011	1,342	243	1,256	515	3,356

Operating margin
2010	16.1%	8.3%	16.5%	11.7%	14.0%
2011	16.8%	5.4%	20.3%	10.5%	14.5%

Underlying operating margin
2010	17.1%	9.3%	17.6%	12.4%	14.9%
2011	18.5%	6.0%	18.4%	11.0%	14.7%

5     SEGMENT INFORMATION - REGIONS

Second Quarter € million	Asia Africa CEE	The Americas	Western Europe	Total

Turnover
2010	4,673	3,859	3,220	11,752
2011	4,776	3,783	3,372	11,931
Change	2.2%	(2.0)%	4.7%	1.5%
Impact of:
Exchange rates	(7.0)%	(8.4)%	0.0%	(5.6)%
Acquisitions	0.7%	2.1%	4.2%	2.1%
Disposals	0.0%	(1.5)%	(4.1)%	(1.7)%

Underlying sales growth	9.2%	6.4%	4.8%	7.1%
Price	5.7%	7.0%	1.8%	5.1%
Volume	3.3%	(0.6)%	2.9%	1.9%

Half Year € million	Asia Africa CEE	The Americas	Western Europe	Total

Turnover
2010	8,668	7,199	6,028	21,895
2011	9,316	7,368	6,104	22,788
Change	7.5%	2.4%	1.3%	4.1%
Impact of:
Exchange rates	(2.1)%	(2.7)%	0.7%	(1.6)%
Acquisitions	0.6%	1.1%	4.3%	1.7%
Disposals	0.0%	(1.1)%	(4.9)%	(1.7)%

Underlying sales growth	9.0%	5.3%	1.3%	5.7%
Price	3.8%	5.0%	1.1%	3.5%
Volume	5.0%	0.3%	0.2%	2.2%

Operating profit
2010	1,149	1,013	904	3,066
2011	1,126	1,146	1,036	3,308

Underlying operating profit
2010	1,196	1,080	994	3,270
2011	1,201	1,120	1,035	3,356

Operating margin
2010	13.3%	14.1%	15.0%	14.0%
2011	12.1%	15.6%	17.0%	14.5%

Underlying operating margin
2010	13.8%	15.0%	16.5%	14.9%
2011	12.9%	15.2%	17.0%	14.7%

6   TAXATION

The effective tax rate for the half year was 26.1% compared with 26.3% for 2010.  The tax rate is calculated by dividing the tax charge by pre-tax profit excluding the contribution of joint ventures and associates.

Tax effects of components of other comprehensive income were as follows:

€ million	Half Year 2011			Half Year 2010
	Before tax	Tax (charge)/ credit	After tax	Before tax	Tax (charge)/ credit	After tax

Fair value gains/(losses) on financial instruments	(66)	9	(57)	(77)	9	(68)
Actuarial gains/(losses) on pension schemes	145	(50)	95	(1,290)	355	(935)
Currency retranslation gains/(losses)	(278)	8	(270)	444	-	444

Other comprehensive income	(199)	(33)	(232)	(923)	364	(559)

7     RECONCILIATION OF NET PROFIT TO CASH FLOW FROM OPERATING ACTIVITIES

€ million	Half Year
	2011	2010

Net profit	2,405	2,209
Taxation	825	767
Share of net profit of joint ventures/associates and other income
from non-current investments	(87)	(116)
Net finance costs	165	206
Operating profit	3,308	3,066
Depreciation, amortisation and impairment	505	498
Changes in working capital	(1,191)	(489)
Pensions and similar provisions less payments	(240)	(204)
Restructuring and other provisions less payments	97	(70)
Elimination of (profits)/losses on disposals	(132)	(56)
Non-cash charge for share-based compensation	66	74
Other adjustments	10	(10)
Cash flow from operating activities	2,423	2,809

8     FREE CASH FLOW

€ million	Half Year
	2011	2010

Cash flow from operating activities	2,423	2,809
Income tax paid	(552)	(572)
Net capital expenditure	(906)	(753)
Net interest and preference dividends paid	(161)	(224)
Free cash flow	804	1,260

9     NET DEBT

€ million	As at 30 June 2011	As at 31 December 2010	As at 30 June 2010

Total financial liabilities	(11,005)	(9,534)	(11,083)
Financial liabilities due within one year	(3,153)	(2,276)	(2,895)
Financial liabilities due after one year	(7,852)	(7,258)	(8,188)
Cash and cash equivalents as per balance sheet	2,332	2,316	3,105
Cash and cash equivalents as per cash flow statement	1,726	1,966	2,750
Add bank overdrafts deducted therein	606	350	355
Other financial assets	568	550	415
Net debt	(8,105)	(6,668)	(7,563)

10     COMBINED EARNINGS PER SHARE

The combined earnings per share calculations are based on the average number of share units representing the combined ordinary shares of NV and PLC in issue during the period, less the average number of shares held as treasury stock.

In calculating diluted earnings per share, a number of adjustments are made to the number of shares, principally the following:
(i) conversion into PLC ordinary shares in the year 2038 of shares in a group company under the arrangements for the variation of the Leverhulme Trust and (ii) the exercise of share options by employees.

Earnings per share for total operations for the six months were calculated as follows:

	2011	2010

Combined EPS - Basic
Average number of combined share units (Millions of units)	2,814.2	2,810.6

Net profit attributable to shareholders' equity (€ millions)	2,235	2,035

Combined EPS - basic (€)	0.79	0.72

Combined EPS - Diluted
Adjusted average number of combined share units (Millions of units)	2,906.3	2,905.0

Combined EPS - diluted (€)	0.77	0.70

Core EPS - Diluted
Adjusted average number of combined share units (Millions of units)	2,906.3	2,905.0

Core EPS - diluted (€)	0.71	0.69

In calculating core earnings per share, net profit attributable to shareholders' equity is adjusted to eliminate the post tax impact of business disposals, impairments, acquisition and integration costs and other one-off items (see note 3 for further details of the items eliminated).

The numbers of shares included in the calculation of earnings per share is an average for the period.  During the period the following movements in shares have taken place:

Millions
Number of shares at 31 December 2010 (net of treasury stock)	2,809.8
Net movements in shares under incentive schemes	5.3
Number of shares at 30 June 2011	2,815.1

11     ACQUISITIONS AND DISPOSALS

Alberto Culver acquisition
On 10 May 2011 we completed the purchase of 100% of Alberto Culver. This acquisition adds brands to Unilever's existing portfolio including TRESemmé, Nexxus, St. Ives and Noxzema in the United States and internationally.

The consideration was €2.7 billion in cash. The fair values shown below are provisional and are based upon the fair value work that has been performed since the acquisition date. The acquisition accounting will be finalised in 2012.

The intangible assets of Alberto Culver are principally brands. Their fair values have been provisionally determined pending the completion of valuations in 2012.

The provisional estimate of the goodwill arising on the acquisition of Alberto Culver is €1,435 million. It relates to the value of the anticipated synergies to be realised from the acquisition, together with the market position and the assembled workforce.

The following table summarises the consideration paid and assets and liabilities recognized for the Group's acquisition of Alberto Culver.

€ million

Intangible assets	1,332
Property, plant and equipment	115
Other non-current assets	41
Deferred tax assets	2
Total non-current assets	1,490

Inventories	126
Trade and other current receivables	157
Current tax assets	28
Cash and cash equivalents	357
Other financial assets	32
Assets held for sale	41
Total current assets	741

Financial liabilities	(3)
Trade payables and other current liabilities	(268)
Current tax liabilities	(2)
Liabilities associated with assets held for sale	(12)
Total current liabilities	(285)

Pensions and post-retirement healthcare liabilities	(4)
Deferred tax liabilities	(536)
Other non-current liabilities	(152)
Total non-current liabilities	(692)

Total identifiable net assets	1,254
Consideration - cash	2,689
Goodwill on acquisition	1,435

Total acquisition-related costs incurred to date for Alberto Culver are €30 million of which €10 million have been recorded in the income statement for the period ended 30 June 2011. These acquisition costs are included in administrative expenses and presented within RDI in calculating underlying operating profit.

Since acquisition, Alberto Culver has contributed €104 million to the Group revenue and a loss of €8 million to Group operating profit of which €33 million related to one-off costs which were recorded within RDI. If the acquisition had taken place at the beginning of the year, Group turnover would have been higher by €442 million and Group operating profit would have been higher by €63 million.

Sara Lee acquisition
During the period ended 30 June 2011, the Group updated the provisional acquisition accounting recorded at 31 December 2010 for the Sara Lee acquisition. Certain adjustments to the 31 December 2010 balance sheet have been recorded during the period including the update of the valuation of the assets held for sale in relation to the Sanex business which were disposed of during the first half of 2011. These have reduced goodwill reported at 31 December 2010 by €62 million. The fair values for the Sara Lee acquisition remain provisional and will be finalised later this year.

Other acquisitions and disposals
On 24 September 2010 we announced a definitive agreement to sell our consumer tomato products business in Brazil to Cargill for approximately R$600 million. The deal was completed on 1 March 2011.

On 28 September 2010 we announced an agreement to buy EVGA's ice cream brands and distribution network in Greece for an undisclosed sum. The deal was completed on 27 January 2011.

On 23 March 2011 we announced a binding agreement to sell the global Sanex business to Colgate-Palmolive for €672 million. The deal was completed on 20 June 2011.

On 23 March 2011 we announced a binding agreement to buy the Columbian Laundry business from Colgate-Palmolive for US$215 million. The deal was completed on 29 July 2011.

The disposal of Simple Soap in the UK, the Republic of Ireland and the Channel Islands and the Cidal and Wright's brands worldwide was completed on 30 June 2011.

12     DIVIDENDS

The Boards have declared a quarterly interim dividend for Q2 2011 at the following rates which are equivalent in value at the rate of exchange applied under the terms of the Equalisation Agreement between the two companies:

Per Unilever N.V. ordinary share:                                                                  € 0.2250

Per Unilever PLC ordinary share                                                                   £ 0.1962

Per Unilever N.V. New York share:                                                                US$ 0.3188

Per Unilever PLC American Depositary Receipt:                                             US$ 0.3188

The quarterly interim dividends have been determined in euros and converted into equivalent sterling and US dollar amounts using exchange rates issued by the European Central Bank on 2 August 2011.

The quarterly interim dividends will be payable as from 14 September 2011, to shareholders registered at close of business on 12 August 2011.  The shares will go ex-dividend on 10 August 2011.

US dollar checks for the quarterly interim dividend will be mailed on 13 September 2011 to holders of record at the close of business on 12 August 2011.  In the case of the NV New York shares, Netherlands withholding tax will be deducted.

The quarterly dividend calendar for the remainder of 2011 will be as follows:

	Announcement Date	Ex-Dividend Date	Record Date	Payment Date
Calendar Year 2011
Quarterly dividend - for Q3 2011	3 November 2011	9 November 2011	11 November 2011	14 December 2011

`
13    EVENTS AFTER THE BALANCE SHEET DATE

There were no material post balance sheet events other than those mentioned elsewhere in this report.

    RESPONSIBILITIES OF DIRECTORS

The directors declare that, to the best of their knowledge:

•
this condensed set of interim financial statements, which have been prepared in accordance with IAS 34 'Interim Financial Reporting', gives a true and fair view of the assets, liabilities, financial position and profit or loss of Unilever; and

•
the interim management report gives a fair review of the information required pursuant to UK DTR regulations of 4.2.7 and 4.2.8 and section 5:25d (8)/(9) of the Dutch Act on Financial Supervision (Wet op het financieel toezicht).

Unilever's Directors are listed in the Annual Report and Accounts for 2010, with the exception of the following changes:

•	Jeroen van der Veer retired as a Non-Executive Director on 12 May 2011 following the Group's AGMs; and
•	Sunil Bharti Mittal became a Non-Executive Director on 12 May 2011 following his appointment at the Group's AGMs.

Details of all current Directors are available on our website at www.unilever.com

By order of the Board

Paul Polman                                                                                 Jean-Marc Huët
Chief Executive Officer                                                                   Chief Financial Officer

4 August 2011